

Mail Stop 7010

August 17, 2007

Mr. Louis A. Bevilacqua, Esq.
Thelen Reid Brown Raysman & Steiner LLP
701 8th Street, N.W.
Washington, D.C. 20001

> **Re: American Lorain Corporation**
> **Registration Statement on Form S-1**
> **Filed August 9, 2007**
> **File No. 333-145260**

Dear Mr. Bevilacqua:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed August 9, 2007

1. We note you characterize the nature of the transaction between yourself and International Lorain Holding, Inc. in May 2007 as a reverse acquisition. It appears that at the transaction date Millennium Quest, Inc. was a public shell, and did not have operations that constituted as business. If true, please revise your disclosure to identify the transaction as a recapitalization, rather than a reverse acquisition. Refer to paragraphs 9 and 17 of SFAS 141

2.   As a result of the recapitalization transaction with International Lorain Holding, Inc. in May 2007, for accounting purposes, the acquiree (International Lorain Holding, Inc.) is the continuing reporting legal entity. Therefore, in accordance with Item 11(e) of the instructions to Form S-1, please revise your document to provide the following information:

   a. audited financial statements of the registrant, American Lorain Corporation, that meet the requirements of Article 3 and 10 of Regulation S-X, and

   b. financial statements of the registrant's predecessor for all periods prior to the registrant's existence, with no lapse in audited periods or omission of other information required about the registrant.

   Please note that when a registrant succeeds to substantially all of the business of another entity, and the operations of the registrant prior to the transaction are insignificant relative to the operations assumed or acquired, the entity acquired would typically be characterized as a predecessor entity. In this case, the registrant appears to have succeeded to the operations of the Lorain Group Companies, resulting in the Lorain Group Companies being the predecessor. Please contact us at the numbers listed at the end of this letter for further clarification.

3.   Also, it appears from disclosure in the Form S-1, and the Form 8-K filed May 9, 2007, the Lorain Group Companies may be entities under common control. If true, the financial statements for the Lorain Group Companies should be presented on a combined basis, audited for any necessary adjustments. Refer to paragraphs D11 to D13 of SFAS 141.

4.   We note you have reported interim financial information that combines the Lorain Group Companies, and have referred to such information as pro forma. Please remove this information as it does not appear to comply with Article 11 of Regulation S-X.

5.   Please monitor the need to update your financial statements. Refer to Rule 3-12 of Regulation S-X.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Wojciechowski at (202) 551-3759 or Jill Davis at (202) 551-3683 if you have questions regarding the accounting comments. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: M. Wojciechowski
        J. Davis
        A. N. Parker
        C. Moncada-Terry